Exchange Traded Concepts Trust II
2545 South Kelly Avenue
Suite C
Edmond, Oklahoma 73013

October 28, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Exchange Traded Concepts Trust II (File Nos. 333-180871 and 811-22700): Request for Withdrawal of Post-Effective Amendment Filings

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), Exchange Traded Concepts Trust II (the “Registrant” or the “Trust”) hereby respectfully requests the withdrawal of certain post-effective amendments filed to the Trust’s Registration Statement on Form N-1A, pursuant to the Securities Act and the Investment Company Act of 1940, as amended. This request relates to the CSOP Source FTSE China A50 ETF, a separate series of the Trust (the “Fund”).

The Registrant filed the following post-effective amendments relating to the Fund on the dates shown:

Form Type	Date of Filing	Post-Effective Amendment No.
485APOS	January 27, 2014	Post-Effective Amendment No. 2
485BXT	April 14, 2014	Post-Effective Amendment No. 3
485BXT	April 18, 2014	Post-Effective Amendment No. 4
485BXT	May 9, 2014	Post-Effective Amendment No. 5
485BXT	May 20, 2014	Post-Effective Amendment No. 6
485BXT	May 22, 2014	Post-Effective Amendment No. 7
485BXT	June 20, 2014	Post-Effective Amendment No. 8
485BXT	July 18, 2014	Post-Effective Amendment No. 9
485BXT	August 15, 2014	Post-Effective Amendment No. 10
485BXT	August 29, 2014	Post-Effective Amendment No. 12
485BXT	September 29, 2014	Post-Effective Amendment No. 14

The purpose of the 485APOS filing, filed on January 27, 2014 (Post-Effective Amendment No. 2), was to register the Fund as a new series of the Trust. The ten additional 485BXT filings, filed between April 14, 2014 and September 29, 2014 (Post-Effective Amendment Nos. 3, 4, 5, 6, 7, 8, 9, 10, 12 and 14), were filed for the purpose of delaying the effective date of Post-Effective Amendment No. 2. As of the last filing shown, Post-Effective Amendment No. 14 is scheduled to become effective on October 29, 2014.

The Registrant is requesting the withdrawal of the above referenced Post-Effective Amendments because the Registrant has decided not to proceed with the offering of the Fund. No securities were sold in connection with this offering.

Pursuant to the requirements of Rule 477 under the Securities Act, this application for withdrawal of the Post-Effective Amendments listed above, has been signed by the President of the Trust this 28th day of October, 2014.

If you have any questions regarding this filing, please contact Christopher Menconi at (202) 373-6173 or Abigail Bertumen at (202) 373-6095.

EXCHANGE TRADED CONCEPTS TRUST II

By: /s/ J. Garrett Stevens
Name: J. Garrett Stevens
Title: President